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Exhibit (a)(4)

IBASIS, INC.
FORM OF PROMISE TO GRANT OPTIONS
Pursuant to the Offer to Exchange Outstanding Stock Options dated November 25, 2002.

To: Participants in the iBasis, Inc. Stock Option Exchange Offer

        In exchange for your surrender of certain outstanding stock options, iBasis, Inc. promises to grant to you new stock options exercisable for shares of its common stock. Under the terms of the Offer to Exchange Outstanding Stock Options dated November 25, 2002, you will receive a new option to purchase one share of common stock for each share of common stock that was issuable upon exercise of a surrendered option. For participants employed for one year or more on the date that the new options are granted, the new options will vest 1/8 per quarter for a period of two (2) years. For participants that have not met the one-year requirement, the new options will vest 1/2 on the first anniversary of the date the new options are granted and 1/8 per quarter thereafter. The new options will be granted on or after June 24, 2003. The exercise price of each new option will be the fair market value of our common stock on the date the new options are granted, as determined by the closing price of our common stock as reported on OTC Bulletin Board or other applicable trading medium, or, if our stock is not so traded, as otherwise determined by the Compensation Committee of our Board of Directors. Each new option will be subject to the terms and conditions of the 1997 Stock Incentive Plan and applicable form of stock option agreement.

        This promise to grant stock options to you does not constitute a guarantee of employment with us for any period. If you voluntarily terminate your employment with us, or if we terminate your employment, for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

        Notwithstanding the foregoing, this promise to grant may not be assumed by any acquiring entity or successor corporation in a merger or similar transaction, and you may not be granted new stock options if iBasis, Inc. enters into a transaction in which there is a change in control of iBasis, Inc. prior to the grant of new options.

        This promise is subject to the terms and conditions of the Offer to Exchange Outstanding Stock Options dated November 25, 2002 and the Statement of Stock Option Grants and Election Form previously completed and submitted by you, both of which are incorporated herein by reference. The documents described herein reflect the entire agreement between you and iBasis, Inc. with respect to this transaction.

                      iBasis, Inc.

                      Ofer Gneezy
                      President and Chief Executive Officer

Date: November    , 2002

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  Exhibit (a)(4)
IBASIS, INC FORM OF PROMISE TO GRANT OPTIONS